UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

OCTOBER 27, 2010

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

Interim financial report for the period 1 January 2010 to 30 September 2010

27 October 2010

Novo Nordisk’s operating profit up by 24% in the first nine months of 2010 Sales grew by 17% driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 17% in Danish kroner and by 12% in local currencies.
	o	Sales of modern insulins increased by 24% (18% in local currencies).
	o	Sales of NovoSeven® increased by 13% (9% in local currencies).
	o	Sales of Norditropin® increased by 10% (6% in local currencies).
	o	Sales in North America increased by 26% (21% in local currencies).
	o	Sales in International Operations increased by 23% (15% in local currencies).
•	Gross margin improved by 1.3 percentage points in Danish kroner to 80.8% in the first nine months of 2010, primarily reflecting a positive product mix development.
•	Reported operating profit increased by 24% to DKK 14,547 million. Adjusted for the impact from currencies, operating profit in local currencies increased by around 15%.
•	Net profit increased by 24% to DKK 10,457 million. Earnings per share (diluted) increased by 28% to DKK 17.78.
•	In the second phase 3a study for DegludecPlus, the trial results document at least similar glycaemic control compared to NovoMix® 30 and with a reduced rate of hypoglycaemia. The first phase 3a study for Degludec, the new generation ultra long-acting basal insulin, shows the potential for Degludec to provide dosing flexibility without compromising the glycaemic control or safety profile.

•	In the first phase 3 study with liraglutide in obesity, patients treated for 56 weeks with liraglutide lost 6 kg more than patients in the placebo group. Two additional phase 3 studies will be initiated in the first half of 2011.

•	The guidance for 2010 has been raised: sales growth measured in local currencies is now expected to be 11–12%, and operating profit growth measured in local currencies is now expected to be more than 15%.

Lars Rebien Sørensen, president and CEO: “We are increasing our guidance for 2010 based on the continued double-digit sales growth from Victoza®, NovoRapid® and Levemir®. We are also encouraged by the latest results from the phase 3a trials with DegludecPlus and Degludec, our two new generation insulins and by the progress made within our haemophilia pipeline.”

Company Announcement no 60 / 2010	Page 1 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement for the first nine months of 2010

The present unaudited interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2009 of Novo Nordisk. Furthermore, the interim financial report and Management’s review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2010. These IFRSs have not had a significant impact on the Group’s interim financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			9M 2009
Profit and loss	9M 2010	9M 2009	to 9M 2010

Sales	44,652	38,016	17%

Gross profit	36,057	30,213	19%
Gross margin	80.8%	79.5%

Sales and distribution costs	12,921	11,183	16%
Percent of sales	28.9%	29.4%

Research and development costs	6,867	5,477	25%
Percent of sales	15.4%	14.4%

Administrative expenses	2,215	2,038	9%
Percent of sales	5.0%	5.4%

Licence fees and other operating income	493	199	148%

Operating profit	14,547	11,714	24%
Operating margin	32.6%	30.8%

Net financials	(966)	(718)	35%
Profit before income taxes	13,581	10,996	24%

Net profit	10,457	8,445	24%
Net profit margin	23.4%	22.2%

Other key numbers

Depreciation, amortisation and impairment losses	1,783	1,797	(1%	)
Capital expenditure	2,167	1,695	28%

Cash flow from operating activities	14,774	11,795	25%
Free cash flow	12,306	9,930	24%

Total assets	57,162	52,589	9%
Equity	34,264	34,874	(2%	)

Equity ratio	59.9%	66.3%

Average number of shares outstanding (million) – diluted	588.1	607.4	(3%	)
Diluted earnings per share / ADR (in DKK)	17.78	13.90	28%

Full-time employees at the end of the period	29,515	28,497	4%

Company Announcement no 60 / 2010	Page 2 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development
Sales increased by 17% in Danish kroner and by 12% measured in local currencies and all regions contributed to growth measured in local currencies. North America was the main contributor with 60% share of growth measured in local currencies, followed by International Operations and Europe, contributing 25% and 13%, respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the primary growth contribution originating from the modern insulins and Victoza®.

	Sales	Growth	Growth		Share of
	9M 2010	as	in local		growth
	DKK	reported	currencies		in local
	million				currencies
The diabetes care segment
Modern insulins	19,474	24%	18%		61%
– NovoRapid®	8,691	21%	16%		24%
– NovoMix®	5,716	19%	13%		14%
– Levemir®	5,067	34%	29%		23%
Human insulins	8,835	2%	(2%	)	(4%	)
Protein-related products	1,653	13%	7%		2%
Victoza®	1,366	-	-		27%
Oral antidiabetic products	2,085	3%	(1%	)	0%
Diabetes care total	33,413	20%	15%		86%

The biopharmaceuticals segment
NovoSeven®	6,034	13%	9%		10%
Norditropin®	3,561	10%	6%		4%
Other products	1,644	6%	(1%	)	0%
Biopharmaceuticals total	11,239	11%	6%		14%

Total sales	44,652	17%	12%		100%

Diabetes care sales development
Sales of diabetes care products increased by 20% measured in Danish kroner to DKK 33,413 million and by 15% in local currencies compared to the first nine months of 2009.

Modern insulins, human insulins and protein-related products
In the first nine months of 2010, sales of modern insulins, human insulins and protein-related products increased by 16% in Danish kroner to DKK 29,962 million and by 11% measured in local currencies compared to the same period last year, with North America and International Operations having the highest growth rates. Novo Nordisk is the global leader with 51% of the total insulin market and 46% of the modern insulin market, both measured in volume.

Sales of modern insulins increased by 24% in Danish kroner to DKK 19,474 million and by 18% in local currencies compared to the first nine months of 2009, reflecting steady sales growth globally. All regions realised solid growth rates, with North America accounting for more than half of the growth, followed by International Operations and Europe. Sales of modern insulins now constitute close to 70% of Novo Nordisk’s sales of insulin.

North America
Sales in North America increased by 23% in Danish kroner and by 18% in local currencies in the first nine months of 2010, reflecting a continued solid market penetration of the modern insulins, Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership

Company Announcement no 60 / 2010	Page 3 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

position in the US insulin market with 42% of the total insulin market and 36% of the modern insulin market, both measured in volume. Currently, around 42% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen®.

Europe
Sales in Europe increased by 5% measured in Danish kroner and by 3% in local currencies in the first nine months of 2010, reflecting continued progress for the portfolio of modern insulins and declining human insulin sales. Novo Nordisk holds 53% of the total insulin market and 51% of the modern insulin market, both measured in volume. The device penetration in Europe remains high with more than 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales in International Operations increased by 25% in Danish kroner and by 17% in local currencies in the first nine months of 2010. The main contributor to growth was sales of modern insulins, primarily in China. Sales of human insulins continue to add to overall growth in the region, also driven by China.

Japan & Korea
Sales in Japan & Korea increased by 8% measured in Danish kroner and decreased by 2% in local currencies in the first nine months of 2010. The sales development reflects sales growth for all three modern insulins, Levemir®, NovoRapid® and NovoRapid Mix® 30, offset by a decline in human insulin sales. In a continuously challenging competitive environment, Novo Nordisk now holds 64% of the total insulin market in Japan and 57% of the modern insulin market, both measured in volume. The device penetration in Japan remains high with more than 98% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 1,366 million during the first nine months of 2010 reflecting solid market performance in both Europe and the US, but also encouraging initial uptake in Japan since the mid-2010 launch. The global launch is progressing according to plan and most recently the product has been made commercially available in Italy as of 1 September 2010. Based on communication from the Center for Drug Evaluation in China, formal regulatory feedback on the new drug application for Victoza® is now expected in the second half of 2011.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In the first nine months of 2010, sales of oral antidiabetic products increased by 3% in Danish kroner to DKK 2,085 million and decreased by 1% in local currencies compared to the same period in 2009. The sales development reflects lower sales in Europe due to generic competition primarily in Germany.

Biopharmaceuticals sales development
In the first nine months of 2010, sales of biopharmaceutical products increased by 11% measured in Danish kroner to DKK 11,239 million and by 6% measured in local currencies compared to the first nine months of 2009.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 13% in Danish kroner to DKK 6,034 million and by 9% in local currencies compared to the first nine months of 2009. Sales growth for NovoSeven® was

Company Announcement no 60 / 2010	Page 4 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

primarily realised in North America, but also International Operations and Japan & Korea contributed to the growth.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 10% measured in Danish kroner to DKK 3,561 million and by 6% measured in local currencies compared to the first nine months of 2009. Growth in local currencies was realised in all regions, with International Operations having the highest growth rate. Novo Nordisk is the second-largest company in the global growth hormone market with a 25% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 6% in Danish kroner to DKK 1,644 million and decreased by 1% in local currencies. This development primarily reflects continued sales progress for Vagifem® being partly offset by generic competition to Activella® in the US. In Europe the launch of 10 mcg Vagifem® is progressing, and in the US 10 mcg Vagifem® has now replaced the previous version, 25 mcg Vagifem®.

Development in costs
The cost of goods sold was DKK 8,595 million in the first nine months of 2010, reflecting a gross margin of 80.8% compared to 79.5% in the same period of 2009. This improvement primarily reflects a favourable product mix impact due to increased sales of modern insulins and Victoza®, and a positive 0.4 percentage points currency impact.

In the first nine months of 2010, total non-production-related costs increased by 18% to DKK 22,003 million and by 14% in local currencies compared to the same period last year.

Sales and distribution costs increased by 16% to DKK 12,921 million, primarily reflecting the launch costs of Victoza® in Europe and the US, as well as a continued expansion of the global field sales force.

Research and development costs increased by 25% to DKK 6,867 million, primarily reflecting the ongoing phase 3 programme for the new generation of insulins, Degludec and DegludecPlus.

Licence fees and other operating income constituted DKK 493 million in the first nine months of 2010 compared to DKK 199 million in the same period of 2009. This development reflects a sustainable higher level of licence fees as well as a non-recurring income of approximately DKK 100 million related to a patent settlement during the first quarter of 2010.

Net financials
Net financials showed a net expense of DKK 966 million in the first nine months of 2010 compared to a net expense of DKK 718 million in the same period of 2009.

For the first nine months of 2010, the foreign exchange result was an expense of DKK 805 million compared to an expense of DKK 617 million in the first nine months of 2009. This development reflects losses on foreign exchange hedging of especially US dollars due to the appreciation versus the Danish krone in 2010 compared to the exchange rate level prevailing in 2009.

Company Announcement no 60 / 2010	Page 5 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Also included in net financials is the result from associated companies with an income of DKK 39 million. In the same period of 2009, the result from associated companies was an expense of DKK 53 million. In the fourth quarter of 2010, Novo Nordisk will record a non-recurring income of approximately DKK 1.1 billion in relation to the sale of shares in ZymoGenetics, Inc. as announced on 8 October 2010.

Key developments in the third quarter of 2010
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the third quarter of 2010 increased by 25% to DKK 15,584 million and by 14% in local currencies compared to the same period in 2009. The growth was driven by the modern insulins, Victoza® and NovoSeven®, and with North America and International Operations representing the majority of the growth from a geographic perspective. International Operations’ sales growth was primarily driven by modern insulins, especially in China. Victoza® sales of DKK 700 million in the third quarter of 2010 were primarily driven by sales in the US and Europe.

The gross margin increased to 81.2% in the third quarter of 2010 compared to 78.5% in the same period last year. The increase was primarily driven by a favourable development in product mix and with a positive 1.2 percentage points’ currency impact.

In the third quarter of 2010, total non-production-related costs increased by 26% to DKK 7,634 million and by 18% in local currencies compared to the same period last year.

Sales and distribution costs increased by 31% in the third quarter of 2010 compared to the same period last year, primarily driven by Victoza® launch costs and field sales force expansions in Japan, Europe and International Operations.

Research and development costs increased by 22% in the third quarter of 2010 compared to the same period last year, primarily driven by the phase 3 development programme for Degludec and DegludecPlus as well as the initiation of the cardiovascular outcomes trial for Victoza® named LEADER™.

Licence fees and other operating income increased from DKK 34 million to DKK 110 million compared to the same period last year, primarily driven by recurring licence fee income related to intellectual property rights.

Reported operating profit increased by 34% in the third quarter of 2010 compared to the same period last year, and by around 15% in local currencies. This primarily reflects the sales growth, the improvement in gross margin and the increased license fees offset by the increase in sales and distribution costs.

Company Announcement no 60 / 2010	Page 6 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Outlook

The current expectations for 2010 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italics):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	27 October 2010	5 August 2010

Sales growth
- in local currencies	11-12%	9–10%
- as reported	Around 5 percentage points	Around 6 percentage points
	higher	higher

Operating profit growth
- underlying	More than 15%	12–15%
- as reported	Around 10 percentage	Around 11 percentage points
	points higher	higher

Net financial expense	Around DKK 300 million	Around DKK 1,750 million

Effective tax rate	Approximately 21.5%*	Approximately 23%

Capital expenditure	More than DKK 3 billion	Around DKK 3.5 billion

Depreciation, amortisation and
impairment losses	Around DKK 2.6 billion	Around DKK 2.7 billion

Free cash flow	More than DKK 14 billion	Close to DKK 13 billion

* Including a non-recurring reduction of 1.5 percentage points related to the divestment of shares in ZymoGenetics, Inc.

Novo Nordisk now expects sales growth in 2010 of 11–12% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key products within diabetes care - including continued global roll-out of Victoza® - and biopharmaceuticals, as well as expectations of continued intense competition, generic competition to NovoNorm® in Europe and an impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 5 percentage points higher than measured in local currencies.

For 2010, growth in operating profit is now expected to be more than 15% measured in local currencies, primarily driven by the increase in sales growth expectations. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 10 percentage points higher than measured in local currencies.

For 2010, Novo Nordisk now expects a net financial expense of around DKK 300 million. The current expectation primarily reflects losses on foreign exchange hedging contracts and a non-recurring income of DKK 1.1 billion to be realised in the fourth quarter of 2010 stemming from the divestment of Novo Nordisk’s ownership share of ZymoGenetics, Inc. as announced on 8 October 2010.

The effective tax rate for 2010 is now expected to be approximately 21.5%. The lowered expectation for the effective tax rate is driven by the divestment of Novo Nordisk’s ownership share of ZymoGenetics, Inc., where the income is exempt from tax charges under applicable Danish tax laws. This non-recurring effect will reduce the effective tax rate in the fourth quarter of 2010.

Capital expenditure is now expected to be more than DKK 3 billion in 2010, primarily related to investments in the new insulin formulation and filling plant in China and a new prefilled device production facility in Denmark. Expectations for depreciation, amortisation and

Company Announcement no 60 / 2010	Page 7 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

impairment losses are now around DKK 2.6 billion whereas free cash flow is expected to be more than DKK 14 billion.

With regard to the financial outlook for 2011, Novo Nordisk will provide detailed guidance on expectations in connection with the release of full-year financial results for 2010 on 2 February 2011. At present, the preliminary plans for 2011 indicate close to 10% sales growth and 10–15% growth in operating profit, both measured in local currencies. The preliminary plans reflect expectations for continued solid penetration of the portfolio of modern insulins, continued global roll-out of Victoza® and progress for key products within biopharmaceuticals. The preliminary plans also reflect expected generic competition to oral antidiabetic products, further impact from healthcare reforms and continued intense competition within both diabetes care and biopharmaceuticals. Due to an expected negative currency impact following the recent significant depreciation of Novo Nordisk’s main invoicing currencies, the reported sales growth for 2011 is expected to be around 2 percentage points lower than the growth measured in local currencies, whereas the reported operating profit growth is expected to be around 4 percentage points lower than the growth measured in local currencies. The accounting effect of foreign exchange hedging contracts, deferred for income recognition in 2011 when the hedged operating cash flows will be realised, is currently expected to be approximately neutral.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2010 and in 2011 and that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone during the remaining part of 2010 and in 2011. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 620 million	16
JPY	DKK 155 million	14
CNY	DKK 120 million	12*
GBP	DKK 85 million	10
CAD	DKK 45 million	6

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care and obesity
DegludecPlus versus NovoMix® in type 2 diabetes results (NN5401-3592)
A phase 3a treat-to-target study with DegludecPlus, a fixed ratio combination of the ultra- long-acting basal insulin degludec and insulin aspart, in people with late-stage type 2 diabetes has been completed. The study was a randomised, controlled trial conducted in three continents. Participants were randomised to treatment with either DegludecPlus or NovoMix® 30 twice daily, as add-on to standard oral antidiabetic therapy. DegludecPlus effectively improved long-term glycaemic control, achieving the primary objective of showing HbA1c non-inferiority, with HbA1c decreasing by around 1.5%-points to 7.1% in both treatment arms.

Company Announcement no 60 / 2010	Page 8 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Titration targets were achieved faster, and fasting as well as mean plasma glucose levels were lower for the DegludecPlus group compared to the NovoMix® 30 group. The total daily insulin dose at study completion was lower in the DegludecPlus group than in the NovoMix® 30 group.

The rate of confirmed hypoglycaemia, defined as the need for third-party assistance or plasma glucose level below 3.1 mmol/l, was statistically significantly reduced overall, and by more than two-thirds during the night using DegludecPlus compared to the NovoMix® 30 treatment. Participants treated with DegludecPlus gained on average slightly less weight than those in the comparator group. DegludecPlus demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

Degludec versus insulin glargine in type 2 diabetes results (NN1250-3668)
The first 26-week randomised controlled phase 3a treat-to-target study has been completed in people with type 2 diabetes. Patients, previously treated with oral anti-diabetic therapy and/or basal insulin, were randomised to either Degludec given in a flexible dosing regimen with 8 to 40 hour intervals between doses, Degludec given in the evening or insulin glargine given according to label. For all three treatment groups the insulin therapy was added to the existing oral anti-diabetic therapy, if any. The primary objective of HbA1c non-inferiority for Degludec in the flexible dosing regimen compared to insulin glargine was confirmed, with HbA<1c decreasing by 1.3%-points to around 7.2% in both treatment arms. There was no difference on HbA1c between the two Degludec arms. In the once daily flexible dosing regimen, Degludec was statistically superior to insulin glargine in lowering the fasting glucose level. The trial shows Degludec has the potential to provide patients with an increased dosing flexibility without compromising their glycaemic control.

A trend towards a lower risk of nocturnal hypoglycaemia was observed in both groups of participants treated with Degludec compared to participants treated with insulin glargine. Degludec demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

First phase 3 obesity data for liraglutide (NN8022-1923)
The results from the first of three phase 3 studies conducted as part of the liraglutide obesity SCALE™ programme (Satiety and Clinical Adiposity – Liraglutide Evidence in non-diabetic and diabetic subjects) have been reported. The double-blinded, placebo-controlled trial of 56 weeks duration investigated treatment with 3.0 mg liraglutide daily as an adjunct to dietary counselling in obese people without diabetes who had already lost at least 5% of body weight during a 4–12-week run-in period on a low-calorie diet.

The mean weight loss for participants during the run-in period was approximately 6 kg. The trial then randomised a total of 422 participants with an average body weight at randomisation of approximately 100 kg. Participants treated with liraglutide lost approximately 6 kg additionally compared to the placebo-treated group, who maintained a stable body weight during the 56-week study period. During the treatment period beneficial effects were observed on markers of metabolic state and cardiovascular risk.

Liraglutide was generally well tolerated, and the 56-week completion rate was 75% and 70% for the liraglutide and placebo groups, respectively. Withdrawals due to adverse events were below 10% and similar between the groups. Consistent with previous liraglutide trials, the most common adverse events were related to the gastrointestinal system.

Company Announcement no 60 / 2010	Page 9 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Biopharmaceuticals
Long-acting factor IX phase 1 results (NN7999-3639)
Novo Nordisk has successfully concluded a phase 1 study with a long-acting factor IX compound, NN7999, for treatment of people with haemophilia B. The study showed that the compound was well tolerated, with a long half-life potentially enabling once-weekly or less frequent dosing. Pending discussions with regulatory authorities, Novo Nordisk expects to initiate a phase 3 trial programme in the first half of 2011.

Long-acting factor VIII phase 1 initiated (NN7088-3776)
Novo Nordisk has initiated a phase 1 study with a long-acting factor VIII compound, NN7088, in 30 people with haemophilia A.

Long-acting growth hormone phase 2 results (NN8630-1824)
Novo Nordisk has finalised a single-dose study in children with a long-acting growth hormone compound intended for once-weekly dosing. The study showed a good safety and tolerability profile, but a satisfactory once-weekly profile could not be achieved. Novo Nordisk has thus decided to terminate the project.

Monoclonal antibody phase 2a initiated (NN8555-3796)
Novo Nordisk has initiated a phase 2a study with a recombinant, fully human monoclonal antibody to obtain Proof of Principle in rheumatoid arthritis.

Monoclonal antibody phase 1 initiated (NN8828-3837)
Novo Nordisk has initiated a phase 1 study with anti-IL-21, a recombinant fully human monoclonal antibody, in rheumatoid arthritis.

Equity
Total equity was DKK 34,264 million at the end of the first nine months of 2010, equal to 59.9% of total assets, compared to 65.3% at the end of 2009. The equity at 30 September 2010 was negatively impacted by DKK 480 million related to unrealised loss on currency hedging contracts accrued for future profit or loss, corresponding to DKK 370 million net of tax effect. Please refer to appendix 5 for further elaboration of changes in equity in the first nine months of 2010.

Treasury shares and share repurchase programme
On 12 August 2010, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003 (The Safe Harbour Regulation), with J.P. Morgan Securities Ltd. as lead manager. The purpose of the programme was a reduction of the company’s share capital. Under the programme Novo Nordisk has repurchased B shares for an amount of DKK 1.0 billion in the period from 12 August 2010 to 25 October 2010. The programme was concluded on 25 October 2010.

As per 25 October 2010, Novo Nordisk A/S and its wholly-owned affiliates owned 26,798,755 of its own B shares, corresponding to 4.5% of the total share capital.

The 2010 share repurchase programme of DKK 8.5 billion has been expanded by DKK 1.0 billion to DKK 9.5 billion based on the improved outlook for free cash flow generation in 2010 primarily related to the divestment of shares in ZymoGenetics, Inc. So far in 2010, Novo Nordisk has repurchased 17,073,378 million B shares at a total purchase price of DKK 8.1 billion.

Company Announcement no 60 / 2010	Page 10 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

As part of the execution of Novo Nordisk A/S’ overall DKK 9.5 billion share repurchase programme for 2010, a new programme has been initiated. According to this, J.P. Morgan Securities Ltd. as lead manager will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 1.4 billion during the trading period from 27 October 2010 to 23 December 2010. A maximum of 105,200 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of September 2010, and a maximum of 4,418,400 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Sustainability update
People
During the first nine months of 2010, Novo Nordisk established 706 full-time equivalent positions compared to 1,922 in the same period last year. Novo Nordisk had 29,515 full-time equivalent employees on 30 September 2010 compared to 28,497 on 30 September 2009.

Diabetes Leadership Forum in Africa
At the Diabetes Leadership Forum Africa 2010, held on 30 September and 1 October 2010 and sponsored by the International Diabetes Federation and Novo Nordisk, about 250 government representatives, doctors, nurses, international organisations, patient associations and key opinion leaders met in Johannesburg to discuss the rapidly growing burden of diabetes in Africa - referred to as a ‘silent epidemic’ that is increasingly affecting the younger population. In Africa about 12 million people have been diagnosed with diabetes, but in most African countries the number of undiagnosed cases is higher than those diagnosed. The Forum was co-hosted by the Department of Health of the Republic of South Africa and the World Diabetes Foundation.

Legal update
As of 20 October 2010, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 66 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any court trials scheduled in 2010. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position.

As previously announced, Novo Nordisk is involved in an ongoing patent infringement dispute with Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s application to market a generic version of Prandin® (repaglinide) in the US. The validity trial regarding Novo Nordisk’s U.S. Patent No. 6,677,358 (‘358 patent), which is directed toward the Prandin®/metformin combination, concluded in August in the District Court. The Court’s decision is pending.

Financial calendar
2 February 2011	Financial results for 2010
4 February 2011	PDF version of the Annual Report 2010

Company Announcement no 60 / 2010	Page 11 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

8 February 2011	Deadline for the company’s receipt of shareholder proposals for the
Annual General Meeting 2011
18 February 2011	Printed version of the Annual Report 2010
23 March 2011	Annual General Meeting 2011
28 April 2011	Financial statement for the first three months of 2011
4 August 2011	Financial statement for the first six months of 2011
27 October 2011	Financial statement for the first nine months of 2011

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2009 and Form 20-F, both filed with the SEC in February 2010, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
-	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings
-	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook for 2010’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product

Company Announcement no 60 / 2010	Page 12 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 40–42 of the Annual Report 2009 available on the company’s website (novonordisk.com).

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 60 / 2010	Page 13 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim financial report of Novo Nordisk A/S for the first nine months of 2010. The interim financial report has not been audited or reviewed by the company’s independent auditors.

The interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2009 of Novo Nordisk. Furthermore, the interim financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the interim financial report is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd 27 October 2010

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 60 / 2010	Page 14 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America
Lori Moore	Hans Rommer
Tel: (+1) 609 919 7991	Tel: (+1) 609 919 7937
lrmo@novonordisk.com	hrmm@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 60 / 2010	Page 15 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

								% change
	2010			2009				Q3 2010 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2009

Sales	15,584	15,394	13,674	13,062	12,517	13,001	12,498	25%

Gross profit	12,648	12,425	10,984	10,427	9,832	10,391	9,990	29%
Gross margin	81.2%	80.7%	80.3%	79.8%	78.5%	79.9%	79.9%

Sales and distribution costs	4,573	4,364	3,984	4,237	3,502	3,837	3,844	31%
Percent of sales	29.3%	28.3%	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	2,302	2,434	2,131	2,387	1,884	1,849	1,744	22%
Percent of sales	14.8%	15.8%	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	759	745	711	726	666	693	679	14%
Percent of sales	4.9%	4.8%	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	110	159	224	142	34	78	87	224%

Operating profit	5,124	5,041	4,382	3,219	3,814	4,090	3,810	34%
Operating margin	32.9%	32.7%	32.0%	24.6%	30.5%	31.5%	30.5%

Share of profit/(loss) in associated companies	(22)	(4)	65	(2)	(7)	(11)	(35)	214%
Financial income	31	146	65	58	9	166	142	244%
Financial expenses	477	575	195	283	209	361	412	128%

Profit before income taxes	4,656	4,608	4,317	2,992	3,607	3,884	3,505	29%

Net profit	3,585	3,548	3,324	2,323	2,755	2,991	2,699	30%

Depreciation, amortisation and impairment losses	607	595	581	754	657	533	607	(8%	)
Capital expenditure	755	744	668	935	726	557	413	4%
Cash flow from operating activities	6,318	4,225	4,231	3,583	5,039	2,608	4,148	25%
Free cash flow	5,453	3,444	3,409	2,402	4,242	2,062	3,626	29%

Total assets	57,162	57,048	54,155	54,742	52,589	51,246	50,205	9%
Total equity	34,264	33,635	32,916	35,734	34,874	34,086	31,345	(2%	)

Equity ratio	59.9%	59.0%	60.8%	65.3%	66.3%	66.5%	62.4%

Full-time employees at the end of the period	29,515	29,364	29,154	28,809	28,497	27,998	27,429	4%

Basic earnings per share (in DKK)	6.21	6.07	5.66	3.95	4.62	4.96	4.44	34%
Diluted earnings per share (in DKK)	6.15	6.02	5.61	3.92	4.58	4.91	4.41	34%
Average number of shares outstanding (million)	577.6	584.0	587.6	589.9	596.4	603.1	607.4	(3%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	582.3	588.9	593.0	595.2	601.4	607.9	612.7	(3%	)

Sales by business segments:
Modern insulins (insulin analogues)	6,820	6,792	5,862	5,714	5,353	5,414	4,990	27%
Human insulins	2,963	3,099	2,773	2,685	2,747	2,879	3,004	8%
Victoza®	700	296	370	59	28	-	-	2400%
Protein-related products	567	583	503	510	491	492	484	15%
Oral antidiabetic products (OAD)	736	704	645	636	650	675	691	13%
Diabetes care total	11,786	11,474	10,153	9,604	9,269	9,460	9,169	27%

NovoSeven®	1,965	2,155	1,914	1,742	1,651	1,874	1,805	19%
Norditropin®	1,233	1,245	1,083	1,171	1,074	1,122	1,034	15%
Hormone replacement therapy	517	450	443	460	440	435	409	18%
Other products	83	70	81	85	83	110	81	0%
Biopharmaceuticals total	3,798	3,920	3,521	3,458	3,248	3,541	3,329	17%

Sales by geographic regions:
North America	6,114	5,988	5,221	4,510	4,527	4,710	4,532	35%
Europe	4,675	4,671	4,432	4,594	4,376	4,375	4,195	7%
International Operations	3,341	3,296	2,865	2,656	2,447	2,661	2,607	37%
Japan & Korea	1,454	1,439	1,156	1,302	1,167	1,255	1,164	25%

Segment operating profit:
Diabetes care	3,419	3,033	2,554	1,720	2,286	2,333	2,171	50%
Biopharmaceuticals	1,705	2,008	1,828	1,499	1,528	1,757	1,639	12%

Company Announcement no 60 / 2010	Page 16 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Statement of comprehensive income

	9M	9M	Q3	Q3
DKK million	2010	2009	2010	2009

Income statement

Sales	44,652	38,016	15,584	12,517
Cost of goods sold	8,595	7,803	2,936	2,685

Gross profit	36,057	30,213	12,648	9,832

Sales and distribution costs	12,921	11,183	4,573	3,502
Research and development costs	6,867	5,477	2,302	1,884
Administrative expenses	2,215	2,038	759	666
Licence fees and other operating income (net)	493	199	110	34

Operating profit	14,547	11,714	5,124	3,814

Share of profit or loss of associated companies, net of tax	39	(53)	(22)	(7)
Financial income	242	317	31	9
Financial expenses	1,247	982	477	209

Profit before income taxes	13,581	10,996	4,656	3,607

Income taxes	3,124	2,551	1,071	852

NET PROFIT	10,457	8,445	3,585	2,755

Basic earnings per share (DKK)	17.94	14.02	6.21	4.62
Diluted earnings per share (DKK)	17.78	13.90	6.15	4.58

Segment Information

Segment sales:
Diabetes care	33,413	27,898	11,786	9,269
Biopharmaceuticals	11,239	10,118	3,798	3,248

Segment operating profit:
Diabetes care	9,006	6,790	3,419	2,286
Operating margin	27.0%	24.3%	29.0%	24.7%

Biopharmaceuticals	5,541	4,924	1,705	1,528
Operating margin	49.3%	48.7%	44.9%	47.0%

Total segment operating profit	14,547	11,714	5,124	3,814

Statement of comprehensive income
Net profit for the period	10,457	8,445	3,585	2,755
Other comprehensive income:
Gains and losses arising from translating the financial statement of
foreign operations and re-measuring available-for-sale financial assets	172	430	(241)	102
Adjustment of cash flow hedges for the year	(873)	1,374	1,937	487
Share of other comprehensive income of associated companies	27	8	19	(1)
Other	31	14	38	29
Income taxes relating to other comprehensive income	237	(47)	(614)	(17)

Other comprehensive income for the period, net of tax	(406)	1,779	1,139	600

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,051	10,224	4,724	3,355

Company Announcement no 60 / 2010	Page 17 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	30 Sep 2010	31 Dec 2009

ASSETS
Intangible assets	1,276	1,037
Property, plant and equipment	20,004	19,226
Investments in associated companies	274	176
Deferred income tax assets	1,511	1,455
Other non-current financial assets	174	182

TOTAL NON-CURRENT ASSETS	23,239	22,076

Inventories	9,764	10,016
Trade receivables	8,515	7,063
Tax receivables	491	799
Other current assets	2,164	1,962
Marketable securities and financial instruments	637	1,530
Cash at bank and in hand	12,352	11,296

TOTAL CURRENT ASSETS	33,923	32,666

TOTAL ASSETS	57,162	54,742

EQUITY AND LIABILITIES

Share capital	600	620
Treasury shares	(26)	(32)
Retained earnings	33,385	34,435
Other reserves	305	711

TOTAL EQUITY	34,264	35,734

Non-current debt	995	970
Deferred income tax liabilities	2,943	3,010
Retirement benefit obligations	537	456
Provisions for other liabilities	1,494	1,157

Total non-current liabilities	5,969	5,593

Current debt and financial instruments	1,001	418
Trade payables	2,005	2,242
Tax payables	1,271	701
Other current liabilities	7,967	6,813
Provisions for other liabilities	4,685	3,241

Total current liabilities	16,929	13,415

TOTAL LIABILITIES	22,898	19,008

TOTAL EQUITY AND LIABILITIES	57,162	54,742

Company Announcement no 60 / 2010	Page 18 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flow

DKK million	9M 2010	9M 2009

Net profit	10,457	8,445

Adjustment for non-cash items:
Income taxes	3,124	2,551
Depreciation, amortisation and impairment losses	1,783	1,797
Interest income and interest expenses	159	(4)
Other adjustment	1,541	467
Income taxes paid	(2,021)	(1,177)
Interest received	186	213
Interest paid	(197)	(21)

Cash flow before change in working capital	15,032	12,271

(Increase)/decrease in trade receivables and other current assets	(1,654)	(599)
(Increase)/decrease in inventories	252	(137)
Increase/(decrease) in trade payables and other current liabilities	917	481
Exchange rate adjustment	227	(221)

Cash flow from operating activities	14,774	11,795

Purchase of intangible assets and non-current financial assets	(301)	(188)
Proceeds from sale of property, plant and equipment	37	1
Purchase of property, plant and equipment	(2,204)	(1,696)
Net change in marketable securities (maturity exceeding three months)	500	-
Dividend received	-	18

Cash flow from investing activities	(1,968)	(1,865)

Repayment of non-current debt	-	-
Purchase of treasury shares	(7,656)	(4,965)
Proceeds from sale of treasury shares	335	100
Dividends paid to the Company´s owners	(4,400)	(3,650)

Cash flow from financing activities	(11,721)	(8,515)

NET CASH FLOW	1,085	1,415

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	36	21

Net change in cash and cash equivalents	1,121	1,436

Cash and cash equivalents at the beginning of the period	11,034	8,726

Cash and cash equivalents at the end of the period	12,155	10,162

Additional information:
Cash and cash equivalents at the end of the period	12,155	10,162
Bonds with original term to maturity exceeding three months	513	1,017
Undrawn committed credit facilities	4,471	7,444

FINANCIAL RESOURCES AT THE END OF THE PERIOD	17,139	18,623

Cash flow from operating activities	14,774	11,795
+ Cash flow from investing activities	(1,968)	(1,865)
- Net change in marketable securities (maturity exceeding three months)	500	-

FREE CASH FLOW	12,306	9,930

Company Announcement no 60 / 2010	Page 19 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

				Exchange	Deferred gain/	Tax and
	Share	Treasury	Retained	rate adjust	loss on cash flow	other
DKK million	capital	shares	earnings	ments	hedges	adjustments	Total

9M 2010
Balance at the beginning of the period	620	(32)	34,435	271	393	47	35,734

Total comprehensive income for the period			10,457	172	(873)	295	10,051

Dividends			(4,400)				(4,400)
Share-based payment			200				200
Reduction of the B share capital	(20)	20					-
Purchase of treasury shares		(16)	(7,640)				(7,656)
Sale of treasury shares		2	333				335

Balance at the end of the period	600	(26)	33,385	443	(480)	342	34,264

At the end of the period proposed dividends (declared in 2010) of DKK 4,400 million (7.50 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

				Exchange	Deferred gain/	Tax and
	Share	Treasury	Retained	rate adjust	loss on cash flow	other
DKK million	capital	shares	earnings	ments	hedges	adjustments	Total

9M 2009
Balance at the beginning of the period	634	(26)	33,433	(256)	(859)	53	32,979

Total comprehensive income for the period			8,445	430	1,374	(25)	10,224

Dividends			(3,650)				(3,650)
Share-based payment			186				186
Reduction of the B share capital	(14)	14					-
Purchase of treasury shares		(17)	(4,948)				(4,965)
Sale of treasury shares		1	99				100

Balance at the end of the period	620	(28)	33,565	174	515	28	34,874

At the end of the period proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

Company Announcement no 60 / 2010	Page 20 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR / supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

								% change
		2010			2009			Q3 2010 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2009

Sales	2,092	2,069	1,837	1,756	1,681	1,746	1,677	25%

Gross profit	1,698	1,669	1,476	1,401	1,321	1,395	1,341	29%
Gross margin	81.2%	80.7%	80.3%	79.8%	78.5%	79.9%	79.9%

Sales and distribution costs	614	587	535	570	471	515	516	31%
Percent of sales	29.3%	28.3%	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	309	327	286	321	253	248	234	22%
Percent of sales	14.8%	15.8%	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	103	99	96	97	90	93	91	14%
Percent of sales	4.9%	4.8%	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	16	21	30	19	5	10	12	224%

Operating profit	688	677	589	432	512	549	512	34%
Operating margin	32.9%	32.7%	32.0%	24.6%	30.5%	31.5%	30.5%

Share of profit/(loss) in associated companies	(3)	(1)	9	-	(1)	(1)	(5)	214%
Financial income	5	19	9	8	2	22	19	244%
Financial expenses	64	76	27	38	28	49	55	128%
Profit before income taxes	626	619	580	402	485	521	471	29%

Net profit	482	476	447	312	370	402	362	30%

Depreciation, amortisation and impairment losses	81	80	78	102	88	72	81	(8%	)
Capital expenditure	101	100	90	125	98	75	55	4%
Cash flow from operating activities	848	568	568	481	677	350	557	25%
Free cash flow	732	463	458	323	569	277	487	29%
Total assets	7,671	7,659	7,274	7,356	7,064	6,881	6,741	9%
Total equity	4,598	4,515	4,421	4,802	4,685	4,577	4,208	(2%	)
Equity ratio	59.9%	59.0%	60.8%	65.3%	66.3%	66.5%	62.4%

Full-time employees at the end of the period	29,515	29,364	29,154	28,809	28,497	27,998	27,429	4%

Basic earnings per share (in EUR)	0.83	0.82	0.76	0.53	0.62	0.66	0.60	34%
Diluted earnings per share (in EUR)	0.83	0.81	0.75	0.52	0.62	0.66	0.59	34%
Average number of shares outstanding (million)	577.6	584.0	587.6	589.9	596.4	603.1	607.4	(3%	)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	582.3	588.9	593.0	595.2	601.4	607.9	612.7	(3%	)

Sales by business segments:
Modern insulins (insulin analogues)	917	913	787	767	719	727	670	27%
Human insulins	398	418	372	361	369	387	403	8%
Victoza®	94	39	50	8	4	-	-	2400%
Protein-related products	76	78	68	68	66	66	65	15%
Oral antidiabetic products (OAD)	98	94	87	86	87	90	93	13%
Diabetes care total	1,583	1,542	1,364	1,290	1,245	1,270	1,231	27%

NovoSeven®	264	290	257	234	222	252	242	19%
Norditropin®	165	168	145	158	144	150	139	15%
Hormone replacement therapy	69	60	60	62	59	58	55	18%
Other products	11	9	11	12	11	16	10	0%
Biopharmaceuticals total	509	527	473	466	436	476	446	17%

Sales by geographic regions:
North America	821	804	702	606	607	633	608	35%
Europe	628	628	595	618	588	587	563	7%
International Operations	448	443	385	357	329	357	350	37%
Japan & Korea	195	194	155	175	157	169	156	25%

Segment operating profit:
Diabetes care	459	408	343	230	307	314	291	50%
Biopharmaceuticals	229	269	246	202	205	235	221	12%

Company Announcement no 60 / 2010	Page 21 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions / supplementary information

DKK per 100	2009 average	Exchange rates as	YTD 2010 average	Current exchange
	exchange rates	of 30 September	exchange rates as	rate as of 22 October
		2010	of 22 October 2010	2010

USD	536	546	565	535
JPY	5.73	6.56	6.36	6.59
GBP	836	867	868	840
CNY	78	82	83	80
CAD	470	530	546	522

Company Announcement no 60 / 2010	Page 22 of 22
Interim financial report for the period 1 January to 30 September 2010

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: OCTOBER 27, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer